*KH 8/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

[redacted]

11021691

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

SEC FILE NUMBER
8- 03271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2010 (MM/DD/YY) AND ENDING March 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Genuity Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald MacFayden, Chief Financial Officer — (617) 371-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 8/16

OATH OR AFFIRMATION

I, Donald MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Genuity Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Canaccord Genuity Inc.

We have audited the accompanying statement of financial condition of Canaccord Genuity Inc. (the Company) as of March 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Canaccord Genuity Inc. at March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Ernst & Young LLP

May 26, 2011

Canaccord Genuity Inc.

Statement of Financial Condition

March 31, 2011

Assets		
Cash and cash equivalents	$	48,504,111
Receivables from clearing organization		2,608,343
Receivables from affiliates		4,339,697
Deposits with clearing organizations and others		1,318,256
Securities owned, at fair value		706,162
Other receivables		9,277,752
Stock-based incentive compensation		605,891
Fixed assets, at cost (net of accumulated depreciation of $4,834,605)		6,078,600
Prepaid expenses and other assets		566,331
Total assets	$	74,005,143
Liabilities and stockholder's equity		
Accrued compensation payable	$	22,475,852
Accounts payable and accruals		3,707,072
Payables to affiliates		4,480,246
Taxes payable		141,872
Payables to brokers		48,804
Securities sold, not yet purchased, at fair value		90,605
		30,944,451
Subordinated borrowings		27,000,000
Stockholder's equity:		
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)		30
Additional paid-in capital		15,759,548
Retained earnings		301,114
Total stockholder's equity		16,060,692
Total liabilities and stockholder's equity	$	74,005,143

See accompanying notes.

Canaccord Genuity Inc.

Notes to Statement of Financial Condition

March 31, 2011

1. Organization

Canaccord Genuity Inc. (the Company), a wholly owned subsidiary of Canaccord Adams (Delaware) Inc. (the Parent or CADI), is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). CADI is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. (CAFGI), a wholly owned subsidiary of Canaccord Financial Inc. (CFI), a publicly traded company based in Vancouver, British Columbia.

Effective May 10, 2010, the name of the Company was changed from Canaccord Adams Inc. to Canaccord Genuity Inc.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis, either through an unrelated third-party clearing firm, which is also a registered broker-dealer, or, through Canaccord Genuity Corp., an affiliated Canadian broker-dealer and a wholly owned subsidiary of CFI.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, institutional sales, and trading and equity research to its customers.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Owned and Sold, Not Yet Purchased

Securities owned represent proprietary positions, and may be pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. As of March 31, 2011, no securities were pledged to counterparties.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Propriety securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value.

2. Significant Accounting Policies (continued)

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or useful life.

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement. Commission revenue is recorded as services are performed and transactions are executed on a trade date basis.

Investment Banking Revenue

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the associated revenue is reasonably determinable. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services, which are recorded when earned and reasonably determinable. The Company provides for potential uncollectible investment banking receivables based upon management's best estimate of probable losses associated with these balances.

2. Significant Accounting Policies (continued)

Principal Transactions

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. Investments in illiquid or non-publicly traded securities are valued based upon estimates as determined by management.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment determined as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments which do not ultimately vest.

Development Costs

Development costs include certain costs incurred in respect of new employees and employee retention, and any related restricted stock amortization expense, placement, and other recruiting costs.

Income Taxes

The Company is included in the consolidated income tax returns of its U.S.-based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return adjusted to reflect tax-sharing allocations among members of the U.S. consolidated group of which the Company is a member. Income taxes as calculated on this basis, and currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets, and any provision for deferred income taxes, based on

2. Significant Accounting Policies (continued)

the differences between the financial statement and tax bases of assets and liabilities using the current tax rate. The Company records a valuation allowance for net deferred tax assets when it is more-likely-than-not that such amounts will not be recoverable in the future.

The Company recognizes and measures uncertain tax positions based upon an evaluation of tax positions taken, or expected to be taken, in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The measurements of unrecognized tax benefits is adjusted when new information is available, as when an event occurs that requires a change.

Recent Accounting Pronouncements

On January 21, 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends FASB Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, to require additional disclosures regarding fair value measurements. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 roll-forward about purchases, sales, issuances, and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 also amends Topic 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made, and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The Company adopted the guidance in ASU 2010-06 on April 1, 2010, and the adoption of the guidance did not have a material impact on the financial statements.

2. Significant Accounting Policies (continued)

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310)*, related to disclosures about the credit quality of financing receivables and the allowance for credit losses. The amended guidance applies to all financing receivables except for short-term trade receivables and receivables measured at either fair value or the lower of cost or fair value. The objective of the amendment is disclosure of information that enables financial statement users to understand the nature of inherent credit risks, the entity's method of analysis and assessment of credit risk in estimating the allowance for credit losses, and the reasons for changes in both the receivables and allowance when examining a creditor's portfolio of financing receivables and its allowance for losses. The guidance is effective for fiscal years beginning after December 15, 2010. The adoption of the guidance is not expected to have a material impact to the Company's financial statements.

3. Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

3. Fair Value Measurements (continued)

Level 3 – Pricing inputs are unobservable for the asset, and reflect management's own assumptions to determine fair value. The Level 3 asset held by the Company is comprised of preferred shares in a private company. The initial measurement for the fair value of these shares was the acquisition cost to the Company, discounted to reflect limitations on marketability. Subsequent determinations and assessments of fair value were then made on the basis of additional information obtained by the Company, including financial statements and transactional information. During the year, the preferred shares in the private company were exchanged for preferred shares in another private company.

The following table is a summary of the levels used, as of March 31, 2011, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Equities	$ 661,162	$ –	$ 45,000	$ 706,162
Liabilities				
Securities sold, not yet purchased:				
Equities	$ 90,605	$ –	$ –	$ 90,605

There was no net change in unrealized depreciation for the period attributable to Level 3 assets still held at March 31, 2011.

4. Cash Segregated Under Federal Regulations

Pursuant to Rule 15c3-3, the Securities and Exchange Commission (SEC) requires brokers and dealers that hold cash and securities on behalf of customers to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, as such, the Company is exempt from Rule 15c3-3.

5. Receivables from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with commissions earned from normal transactions involving the trading of securities.

6. Other Receivables

At March 31, 2011, other receivables were comprised of the following:

Corporate finance and trading (net of allowance of $401,173)	$ 7,067,821
Notes receivable from employees and former employees	480,309
Forgivable loans to employees	1,612,650
Other	116,972
	$ 9,277,752

7. Fixed Assets

At March 31, 2011, fixed assets were comprised of the following:

Furniture and fixtures	$ 1,559,400
Equipment	939,520
Software	160,742
Leasehold improvements	6,655,678
Construction in progress	1,597,865
	10,913,205
Accumulated depreciation	(4,834,605)
	$ 6,078,600

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return of CAFGI, and certain other affiliates of CAFGI. If included in a combined return, the tax-sharing arrangement provides that incremental taxes caused by the Company's participation in the combined state return shall be owed by the Company.

The tax-sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization of taxable losses, from prior years and from the current year, of affiliates within the consolidated group by the Company, will be recorded through the intercompany accounts with periodic settlement by way of cash transfers. As of March 31, 2011, the Company has recorded a payable to affiliates in the amount of $716,011 in respect of the tax-sharing arrangement.

The amount of current taxes payable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax rates and laws.

The Company has adopted Statement of Financial Accounting Standards Codification CASCI 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

8. Income Taxes (continued)

The significant components of the Company's deferred tax assets and liabilities were as follows as of March 31, 2011:

Deferred tax assets:	
Depreciation	$ 1,920,841
Stock-based incentive compensation	1,443,955
Unpaid compensation	390,031
Accrued rent	386,920
Contributions	25,061
Allowance for bad debts	165,183
	4,331,991
Deferred tax liability:	
Unrealized gain	(18,308)
Valuation allowance	(4,313,683)
Net deferred tax asset	$ –

The Company has recorded a full valuation allowance because of its limited history of operating earnings, and because market factors and the nature of the Company's business do not enable the Company to reliably and accurately forecast future earnings to a standard that would permit it to reverse previously recorded valuation allowances.

8. Income Taxes (continued)

On April 1, 2009, the Company, as a small private issuer, adopted the provisions of ASC 740, which require tax reserves to be recorded for uncertain tax positions. There was no cumulative effect adjustment as a result of adopting these new accounting provisions. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine its taxable income. On an ongoing basis, the Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations, and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed, and matters are resolved. Income tax returns for the taxation years ended December 31, 2005, January 3, 2006, and March 31, 2006, 2007, 2008, 2009, 2010, and 2011 are considered to be open for examination by federal and state taxing authorities. The Company is not currently under income tax audit by any federal or state taxing authorities. An uncertain tax position with respect to the deductibility of certain expenses incurred in connection with the Company's annual Global Growth Conference is reflected as a $951,000 reduction of deferred tax assets. The Company recognizes interest and penalties related to unrecognized tax positions as a component of income tax expense. As of March 31, 2011, no interest or penalties have been accrued for unrecognized tax positions.

9. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations. The Company made a discretionary matching contribution of $483,100 to this plan during the year ended March 31, 2011.

9. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

The Company has two stock-based compensation programs in which employees are entitled to receive shares in CFI, over a service or vesting period, in most cases, three years.

As of March 31, 2011, the asset amounts recorded on the balance sheet pertaining to these programs were as follows:

Restricted stock awards	$ 605,891
Long-term incentive plan (LTIP) awards	–
Stock-based incentive compensation	$ 605,891

Restricted Stock Awards: The Company has made grants to certain employees in respect of shares of CFI. These awards generally vest over periods ranging from three to four years. At the time of granting such awards, the Company acquires the stock and amortizes the cost of such purchase on a straight-line basis over the applicable service or vesting period. For the year ended March 31, 2011, the Company granted restricted stock awards for 80,586 shares of CFI stock, with a total fair value of $603,134 at the date of grant, with a weighted-average fair value of $7.48 per share.

LTIP: Certain of the Company's senior employees also participate in CFI's long-term incentive plan (LTIP). Under the LTIP, eligible employees receive common shares of CFI at the time of vesting, which averages three years. The fair value of these awards is determined at the date of grant based upon the quoted market price of CFI, and is amortized on a graded basis over the applicable service or vesting period. The Company makes cash payments to CFI periodically, based on the fair value of CFI shares, as determined at the time of the grant, in exchange for shares used in the LTIP plan. In addition to the asset balance detailed below, the Company also has a liability balance due to CFI of $3,400,124 as of March 31, 2011, which represents the amount owed for vested shares in respect of which amortization expense has been recorded by the Company.

9. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

The remaining amortization expense associated with LTIP awards granted as of March 31, 2011 is as follows:

	Estimated Amortization Expense
2012	$ 1,948,651
2013	1,299,561
2014	203,460
Total	$ 3,451,672

Stock Options: Certain employees of the Company also participate in a stock option program established by CFI. The stock options were granted on August 31, 2009, vest over a five-year period, and expire on the earliest of: (a) seven years from the grant date; (b) three years after death or any other event of termination of employment; (c) after any unvested optioned shares held by the optionee are canceled for any reason (other than early retirement, but including resignation or retirement under certain circumstances); and (d) termination for cause. The exercise price was based on the fair market value of the CFI common shares on the grant date. The Company records a stock option expense included under compensation and benefits in the statement of income over the expected life of the stock options, and records a liability at the same rate as the expense is recorded, as the Company expects to settle with CFI by way of cash as stock options are exercised. As of March 31, 2011, the Company had recorded a cumulative liability of $496,120 in connection with the stock options. The expected total amortization expense and liability to be recorded in future periods as of March 31, 2011 was $727,074. The remaining contractual life of the stock options is 5.4 years.

At March 31, 2011, the Company held 23,752 shares of CFI stock, resulting from shares that were awarded to employees but then forfeited by the employees. The net cost basis of these shares, $195,484, is included in Other assets in the statement of financial condition, and will be utilized for future awards.

10. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2012	$ 3,261,077
2013	3,258,230
2014	3,762,564
2015	2,537,625
2016	1,913,313
Thereafter	11,688,317
Total	$ 26,421,126

Underwriting

In the normal course of business, the Company enters into underwriting commitments. The Company had one open underwriting commitment in the amount of $9,001,800 at March 31, 2011.

Legal

The Company is involved in litigation arising in the normal course of the securities business. The Company has recorded accruals under professional fees for matters that are considered probable, and can be reasonably estimated. While the outcome of any litigation is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

10. Commitments and Contingencies (continued)

Contingencies

The Company clears its customers' transactions through two third-party clearing agents, Pershing Corporation and Canaccord Genuity Corp. (the clearing agent). In connection with these transactions, the Company may be required to indemnify the clearing agent, if losses are incurred by the clearing agent that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

The Company may enter into collateralized financing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis, and requiring additional collateral to be deposited with, or returned by, the Company when deemed necessary.

As of March 31, 2011, the Company has provided a standby bank letter of credit issued by The Bank of New York Mellon, in the aggregate amount of $857,175, as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $857,175. This restricted cash is included in Cash and cash equivalents on the statement of financial condition.

11. Related Party Transactions

The Company's Parent holds certain office space leases in its own name, and provides such facilities to the Company at cost.

11. Related Party Transactions (continued)

In the normal course of business, the Company executes securities transactions with affiliated entities. As of March 31, 2011, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from/to Parent	$ 4,339,697	$ –
Due from/to other affiliates	–	4,480,246
Subordinated debt (Note 12)	–	27,000,000

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

12. Subordinated Debt

The Company has subordinated debt with its Parent consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, which matures on March 31, 2015. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note.

The subordinated loan has been approved by the FINRA and is thus available for computing regulatory net capital under the SEC's uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

13. Borrowing Arrangement and Credit Facility

The Company has an established borrowing arrangement in place with Pershing Corporation, a third-party clearing agent, and with The Bank of New York Mellon, which provides for borrowings at the discretion of the financial institution for purposes of daylight or overnight loans. Such borrowings are generally used to cover periodic interim financing requirements in respect of settlements for underwriting transactions and deposit requirements. Any such borrowings are unsecured, due upon demand, and carry interest at a rate based on the Federal Funds rate. As of March 31, 2011, there were no balances outstanding under this arrangement.

On May 6, 2011, the Company entered into a subordinated revolving credit agreement with The Bank of New York Mellon in the amount of $10,000,000. The credit facility has a term of one year, and carries a commitment fee of 0.5% per annum. Any balances drawn on the credit facility will carry interest equal to 6% for the first 10 days such amounts are outstanding, and 10% thereafter, plus the greater of the prime rate, 0.5%, plus the Federal Funds rate and LIBOR plus 1%. As of March 31, 2011, no amounts had been drawn against the line of credit.

14. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2011, the Company had net capital of $23,140,630, which was $22,140,630 in excess of the required net capital of $1,000,000. The Company's ratio of net capital to aggregate debit items was 0%.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule, and the rules and requirements of other regulatory bodies.

Net capital as of March 31, 2011, as determined pursuant to Rule 15c3-1, was reduced by $5,976,071 as a result of a payment of incentive-based compensation subsequent to March 31, 2011.

15. Subsequent Events

In preparing the statement of financial condition, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through the date the statement of financial condition was issued, and has determined that there were no subsequent events, other than disclosed above, requiring recognition or disclosure in the statement of financial condition.

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors
Canaccord Genuity Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors of Canaccord Genuity Inc. (formerly Canaccord Adams Inc.), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Canaccord Genuity Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2010 to March 31, 2011. Canaccord Genuity Inc.'s management is responsible for Canaccord Genuity Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   No differences were noted.

2. Compared the amounts reported on the Form X-17A-5 with the amounts reported in Form SIPC-7T for the period April 1, 2010 to March 31, 2011.

   No differences were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No differences were noted.

Ernst & Young

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2010 to March 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

May 26, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

STATEMENT OF FINANCIAL CONDITION

Canaccord Genuity Inc.
March 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Canaccord Genuity Inc.

Statement of Financial Condition

March 31, 2011

Contents